EXHIBIT 99.1

BrainsWay Appoints Medical Technology Industry Leader Christopher R. von Jako, Ph.D., as President and Chief Executive Officer

JERUSALEM and HACKENSACK, N.J., Nov. 25, 2019 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) and its subsidiary BrainsWay USA, Inc., a global leader in the advanced non-invasive treatment of brain disorders, today announced that its Board of Directors has decided to appoint Christopher von Jako, Ph.D., as President and Chief Executive Officer (CEO). Dr. von Jako’s appointment cements the Board's commitment to a strategic transition to U.S.-based leadership, and will become effective in January 2020.

“Dr. von Jako is a science-driven senior executive with over 25 years of experience managing businesses and leading global medical technology companies,” said Dr. David Zacut, a co-founder of BrainsWay and Chairman of the Board, who has been serving as Interim CEO since September 2019. “Most importantly, he has significant expertise in developing and commercializing minimally-invasive medical technologies aimed at improving patient experiences and outcomes. We are highly confident that Dr. von Jako is well-suited to lead BrainsWay into its next phase of growth,” said Dr. Zacut.

“I am incredibly honored and grateful to the Board for the opportunity to lead this exceptional organization,” said Dr. von Jako. “BrainsWay has done an excellent job of developing and obtaining regulatory clearances for its innovative Deep Transcranial Magnetic Stimulation system (Deep TMS) in multiple large indications. Market demand for Deep TMS continues to grow, and I look forward to working with the management team and the Board to further accelerate BrainsWay’s commercialization and market adoption efforts in the U.S. and around the globe.”

Most recently, Dr. von Jako served as CEO of Dynatronics Corporation, a publicly-traded medical device company that designs, manufactures, and sells high-quality restorative products. Prior to Dynatronics, he served as President and CEO of NinePoint Medical, Inc., a privately-held, advanced image guidance company. Additionally, Dr. von Jako served as President and CEO of NeuroTherm, Inc., a privately-held, minimally invasive interventional pain management company. Earlier in his career, he held increasingly senior roles with other leading medical device companies, including Integra LifeSciences, Covidien, Medtronic, and Radionics.

Dr. von Jako holds a Ph.D. in Biomedical Sciences from the University of Pécs, a M.S. degree in Radiological Sciences and Technology from the department of Nuclear Engineering at the Massachusetts Institute of Technology, and a double B.S. degree in Physics and Mathematics from Bates College. He continues to serve as an independent director on the boards of NinePoint Medical, Inc. and nView medical Inc.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting and/or planning clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. Moreover, certain information in this press release is based on data resulting from a study which was conducted outside the US, was not reviewed by the US Food and Drug Administration and could be subject to different statistical analyses which could impact the information as expressed herein. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Financial Officer
Hadarl@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com